UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Commences Site Works at Kolwezi Project

Trading: TSX and AIM: AAA

London, UK (March 29, 2006) - Adastra Minerals Inc. (“Adastra” or the “Company”) announces that it has given approval for early site works to commence at the Kolwezi Copper and Cobalt Tailings Project (“Kolwezi” or the “Project”) in the Democratic Republic of Congo (“DRC”). This site activity will include completing the geotechnical excavation work to determine foundation conditions for the finalised plant layout, tailings dam and rail and road routes.

Concurrently, the Company is in negotiations with contractors to commence the earth works programme required for the project. It is anticipated that the initial earth works will commence immediately following the completion of the geotechnical excavation work, with the objective of finishing the critical works before the start of the rainy season in November.

Tim Read, President and CEO of Adastra, commented: “On a day when First Quantum have down graded their financial commitment to the Kolwezi Project from “will” to “could”, we are delighted to announce that we will fast-track the development of the Project to bring it on stream in the quickest and most efficient manner possible. We are confident that the majority of the critical initial site work will be finished in the next seven months, so as to permit civil works go-ahead immediately once financing has been completed. This in turn should enable the overall project schedule to be reduced and in turn should enhance the economics of the project. Adastra is uniquely positioned to take advantage of this timing opportunity.”

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the Democratic Republic of Congo. Adastra’s growth strategy emphasises the creation of shareholder value through the development of world-class resources in stable or stabilising political environments.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Canaccord Adams

Robert Finlay

Tel.: +44 (0)20 7518 2777

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements, include but are not limited to the Company's plans for its Kolwezi Project in the DRC, the timing of completion of initial site work at the Project, and the implications thereof for the Project economics. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing or complete the proposed transaction with Mitsubishi Corporation on a timely basis, the effect on Adastra’s near term share price should the Revised First Quantum Offer fail, and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sec.gov and www.sedar.com.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

March 29, 2006

Item 3.	News Release

The News Release dated March 29, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has given approval for early site works to commence at the Kolwezi Copper and Cobalt Tailings Project in the Democratic Republic of Congo. This site activity will include completing the geotechnical excavation work to determine foundation conditions for the finalised plant layout, tailings dam and rail and road routes.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 9.	Date of Report

Dated at Vancouver, BC, this 29th day of March, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Commences Site Works at Kolwezi Project

Trading: TSX and AIM: AAA

London, UK (March 29, 2006) - Adastra Minerals Inc. (“Adastra” or the “Company”) announces that it has given approval for early site works to commence at the Kolwezi Copper and Cobalt Tailings Project (“Kolwezi” or the “Project”) in the Democratic Republic of Congo (“DRC”). This site activity will include completing the geotechnical excavation work to determine foundation conditions for the finalised plant layout, tailings dam and rail and road routes.

Concurrently, the Company is in negotiations with contractors to commence the earth works programme required for the project. It is anticipated that the initial earth works will commence immediately following the completion of the geotechnical excavation work, with the objective of finishing the critical works before the start of the rainy season in November.

Tim Read, President and CEO of Adastra, commented: “On a day when First Quantum have down graded their financial commitment to the Kolwezi Project from “will” to “could”, we are delighted to announce that we will fast-track the development of the Project to bring it on stream in the quickest and most efficient manner possible. We are confident that the majority of the critical initial site work will be finished in the next seven months, so as to permit civil works go-ahead immediately once financing has been completed. This in turn should enable the overall project schedule to be reduced and in turn should enhance the economics of the project. Adastra is uniquely positioned to take advantage of this timing opportunity.”

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the Democratic Republic of Congo. Adastra’s growth strategy emphasises the creation of shareholder value through the development of world-class resources in stable or stabilising political environments.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Canaccord Adams

Robert Finlay

Tel.: +44 (0)20 7518 2777

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements, include but are not limited to the Company's plans for its Kolwezi Project in the DRC, the timing of completion of initial site work at the Project, and the implications thereof for the Project economics. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing or complete the proposed transaction with Mitsubishi Corporation on a timely basis, the effect on Adastra’s near term share price should the Revised First Quantum Offer fail, and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sec.gov and www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date March 29, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director